SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

[ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

For the Period Ended: March 31, 2000.

[  ] Transition Report on Form
10-K
[  ] Transition Report on Form
10-Q
[  ] Transition Report on Form
20-F
[  ] Transition Report on Form
N-SAR
[  ] Transition Report on Form
11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Urbana.ca, Inc.
Former Name, if Applicable: Integrated Carbonics Corp.

Address of Principal Executive Office (Street and Number):

750 West Pender Street, Suite 804
Vancouver, British Columbia V6C 2T8

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject Quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable)

PART III - NARRATIVE

The Registrant is in the process of compiling information for the quarterly period ended March 31, 2000 for the Form 10-QSB, all of which information has not yet been received.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Brian F. Faulkner, Esq.:  (949) 975-0544.

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [  ] No

The Registrant has undertaken substantial efforts towards its business plan in the first quarter of 2000, whereas in the prior year's period, the Registrant as only in the start-up of its operations. The Registrant is still classified as a development stage company, but financially and operationally it has progressed much further than in the previous year's period. Also, in January, 2000, the Registrant formally completed the acquisition of each of three companies: One British Columbia corporation (Urbana.ca Enterprises Corporation) and two Ontario corporations (Enersphere.com, Inc. and E-Bill Direct, Inc.) (collectively, "Acquired Entities"). In addition, the Registrant established a wholly owned subsidiary, U.R.B.A. Holdings Inc. (formerly known as ICC Integrated Carbonics (Canada) Corp.) to facilitate the transfer of shares pursuant. In March 2000, the Registrant undertook the merger of the three Acquired Entities into Urbana Enterprises Corp., an Ontario registered corporation wholly owned by the Registrant. The resulting corporate structure has the Registrant, which operates as a financing and holding Registrant for its two wholly owned subsidiaries: (a) URBA Holdings Inc. a non-operating subsidiary which facilitated the acquisition of the subsidiaries; and (b) Urbana Enterprises Corp., an Ontario registered corporation which is the operating, wholly owned subsidiary company established to execute the business plan of the Registrant.
The Registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.
Urbana.ca, Inc.

Dated: May 15, 2000                 By: /s/  Jason Cassis
                                    Jason Cassis, Chief Executive Officer